FILED BY CENTENE CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WELLCARE HEALTH PLANS, INC.
COMMISSION FILE NO. 001-32209

On June 14, 2019, Centene Corporation held an investor day. The following are excerpts from the investor day presentation in connection with Centene’s proposed acquisition of WellCare Health Plans, Inc.

Forward-Looking Statements

All statements, other than statements of current or historical fact, contained in this communication are forward-looking statements. Without limiting the foregoing, forward-looking statements often use words such as "believe," "anticipate," "plan," "expect," "estimate," "intend," "seek," "target," "goal," "may," "will," "would," "could," "should," "can," "continue" and other similar words or expressions (and the negative thereof). In particular, these statements include, without limitation, statements about Centene's future operating or financial performance, market opportunity, growth strategy, competition, expected activities in completed and future acquisitions, including statements about the impact of Centene's proposed acquisition of WellCare Health Plans, Inc. (the "WellCare Transaction"), Centene's recent acquisition (the "Fidelis Care Transaction") of substantially all the assets of New York State Catholic Health Plan, Inc., d/b/a Fidelis Care New York ("Fidelis Care"), investments and the adequacy of Centene's available cash resources. These forward-looking statements reflect Centene's current views with respect to future events and are based on numerous assumptions and assessments made by us in light of Centene's experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors Centene believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties and are subject to change because they relate to events and depend on circumstances that will occur in the future, including economic, regulatory, competitive and other factors that may cause Centene's or its industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions. All forward-looking statements included in this filing are based on information available to us on the date of this communication. Except as may be otherwise required by law, Centene undertakes no obligation to update or revise the forward-looking statements included in this communication, whether as a result of new information, future events or otherwise, after the date of this filing. You should not place undue reliance on any forward-looking statements, as actual results may differ materially from projections, estimates, or other forward-looking statements due to a variety of important factors, variables and events including, but not limited to, the following: (i) the risk that regulatory or other approvals required for the WellCare Transaction may be delayed or not obtained or are obtained subject to conditions that are not anticipated that could require the exertion of management's time and Centene's resources or otherwise have an adverse effect on Centene; (ii) the risk that Centene's stockholders do not approve the issuance of shares of Centene common stock in the WellCare Transaction; (iii) the risk that WellCare's stockholders do not adopt the merger agreement; (iv) the possibility that certain conditions to the consummation of the WellCare Transaction will not be satisfied or completed on a timely basis and accordingly the WellCare Transaction may not be consummated on a timely basis or at all; (v) uncertainty as to the expected financial performance of the combined company following completion of the WellCare Transaction; (vi) the possibility that the expected synergies and value creation from the WellCare Transaction will not be realized, or will not be realized within the expected time period; (vii) the exertion of management's time and Centene's resources, and other expenses incurred and business changes required, in connection with complying with the undertakings in connection with any regulatory, governmental or third party consents or approvals for the WellCare Transaction; (viii) the risk that unexpected costs will be incurred in connection with the completion and/or integration of the WellCare Transaction or that the integration of WellCare will be more difficult or time consuming than expected; (ix) the risk that potential litigation in connection with the WellCare Transaction may affect the timing or occurrence of the WellCare Transaction or result in significant costs of defense, indemnification and liability; (x) a downgrade of the credit rating of Centene's indebtedness, which could give rise to an obligation to redeem existing indebtedness; (xi) unexpected costs, charges or expenses resulting from the WellCare Transaction; (xii) the possibility that competing offers will be made to acquire WellCare; (xiii) the inability to retain key personnel; (xiv) disruption from the announcement, pendency and/or completion of the WellCare Transaction, including potential adverse reactions or changes to business relationships with customers, employees, suppliers or regulators, making it more difficult to maintain business and operational relationships; and (xv) the risk that, following the WellCare Transaction, the combined company may not be able to effectively manage its expanded operations. Additional factors that may cause actual results to differ materially from projections, estimates, or other forward-looking statements include, but are not limited to, the following: (i) Centene's ability to accurately predict and effectively manage health benefits and other operating expenses and reserves; (ii) competition; (iii) membership and revenue declines or unexpected trends; (iv) changes in healthcare practices, new technologies, and advances in medicine; (v) increased healthcare costs, (vi) changes in economic, political or market conditions; (vii) changes in federal or state laws or regulations, including changes with respect to income tax reform or government healthcare programs as well as changes with respect to the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act, collectively referred to as the Affordable Care Act ("ACA"), and any regulations enacted thereunder that may result from changing political conditions or judicial actions, including the ultimate outcome of the District Court decision in "Texas v. United States of America" regarding the constitutionality of the ACA; (viii) rate cuts or other payment reductions or delays by governmental payors and other risks and uncertainties affecting Centene's government businesses; (ix) Centene's ability to adequately price products on federally facilitated and state-based Health Insurance Marketplaces; (x) tax matters; (xi) disasters or major epidemics; (xii) the outcome of legal and regulatory proceedings; (xiii) changes in expected contract start dates; (xiv) provider, state, federal and other contract changes and timing of regulatory approval of contracts; (xv) the expiration, suspension, or termination of Centene's contracts with federal or state governments (including but not limited to Medicaid, Medicare, TRICARE or other customers); (xvi) the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; (xvii) challenges to Centene's contract awards; (xviii) cyber-attacks or other privacy or data security incidents; (xix) the possibility that the expected synergies and value creation from acquired businesses, including, without limitation, the Fidelis Care Transaction, will not be realized, or will not be realized within the expected time period; (xx) the exertion of management's time and Centene's resources, and other expenses incurred and business changes required in connection with complying with the undertakings in connection with any regulatory, governmental or third party consents or approvals for acquisitions, including the Fidelis Care Transaction; (xxi) disruption caused by significant completed and pending acquisitions, including, among others, the Fidelis Care Transaction, making it more difficult to maintain business and operational relationships; (xxii) the risk that unexpected costs will be incurred in connection with the completion and/or integration of acquisition transactions, including, among others, the Fidelis Care Transaction; (xxiii) changes in expected closing dates, estimated purchase price and accretion for acquisitions; (xxiv) the risk that acquired businesses, including Fidelis Care, will not be integrated successfully; (xxv) the risk that, following the Fidelis Care Transaction, Centene may not be able to effectively manage its expanded operations; (xxvi) restrictions and limitations in connection with Centene's indebtedness; (xxvii) Centene's ability to maintain the Centers for Medicare and Medicaid Services (CMS) Star ratings and maintain or achieve improvement in other quality scores in each case that can impact revenue and future growth; (xxviii) availability of debt and equity financing, on terms that are favorable to us; (xxxix) inflation; and (xxx) foreign currency fluctuations. This list of important factors is not intended to be exhaustive. We discuss certain of these matters more fully, as well as certain other factors that may affect Centene's business operations, financial condition and results of operations, in Centene's filings with the Securities and Exchange Commission (the "SEC"), including the registration statement on Form S-4 filed by Centene with the Securities and Exchange Commission on May 23, 2019 (the "Registration Statement"), and Centene's Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Due to these important factors and risks, Centene cannot give assurances with respect to Centene's future performance, including without limitation Centene's ability to maintain adequate premium levels or Centene's ability to control its future medical and selling, general and administrative costs.

Important Additional Information and Where to Find It

In connection with the WellCare Transaction, on May 23, 2019, Centene filed with the SEC the Registration Statement, which included a prospectus with respect to the shares of Centene's common stock to be issued in the WellCare Transaction and a joint proxy statement for Centene's and WellCare's respective stockholders (the "Joint Proxy Statement"). The SEC declared the Registration Statement effective on May 23, 2019, and the Joint Proxy Statement was first mailed to stockholders of Centene and WellCare on or about May 24, 2019. Each of Centene and WellCare may file other documents regarding the WellCare Transaction with the SEC. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement or any other document that Centene or WellCare may send to their respective stockholders in connection with the WellCare Transaction. **INVESTORS AND SECURITY HOLDERS OF CENTENE AND WELLCARE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CENTENE, WELLCARE, THE WELLCARE TRANSACTION AND RELATED MATTERS.** Investors and security holders of Centene and WellCare are able to obtain free copies of the Registration Statement, the Joint Proxy Statement and other documents (including any amendments or supplements thereto) containing important information about Centene and WellCare through the website maintained by the SEC at www.sec.gov. Centene and WellCare make available free of charge at www.centene.com and www.ir.wellcare.com, respectively, copies of materials they file with, or furnish to, the SEC.

Participants In The Solicitation

Centene, WellCare and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Centene and WellCare in connection with the WellCare Transaction.

Information about the directors and executive officers of Centene is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 19, 2019, its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 8, 2019, and on its website at www.centene.com.

Information about the directors and executive officers of WellCare is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 12, 2019, its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 8, 2019, and on its website at www.ir.wellcare.com.

Investors may obtain additional information regarding the interest of such participants and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, the Joint Proxy Statement and other materials filed with the SEC in connection with the WellCare Transaction. You may obtain these documents free of charge through the website maintained by the SEC at www.sec.gov and from the websites of Centene or WellCare as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

425 Legend

FILED BY CENTENE CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WELLCARE HEALTH PLANS, INC.
COMMISSION FILE NO. 001-32209

Executing on Our 2020 Vision

$40B	$60B	~$100B
in total revenues (June 2016)	in total revenues (June 2018)	in total revenues (CNC + WCG)

2020 VISION

be THE leader of government-sponsored healthcare

Government-Sponsored Focus

Marketplace

- The national leader in the health insurance marketplace
- Serving ~2 million members across 20 states
- Experiencing higher than expected member retention
- Demographics remain consistent

ambetter.™

Medicare

- Key driver of future growth
- 4 Star MA parent rating for 2020
- Joint venture with Ascension
- Addition of WellCare's Medicare Advantage platform

allwell.™

CENTENE Corporation

+

WellCare
Beyond Healthcare. A Better You.

Creating the Premier Healthcare Enterprise Focused on Government-Sponsored Programs

#1 Medicaid: Enhances leadership position

#1 Health Insurance Marketplace: Opportunity to penetrate additional Medicaid markets

#1 LTSS: Market leader with opportunity to grow

#4 Medicare: Scaled platform that can compete in the largest managed care market

#2 Duals: Well positioned to capitalize on duals opportunity

Strengthens national footprint

Long-term opportunity to deliver services and capabilities across government relationships

CENTENE Corporation + WellCare Beyond Healthcare. A Better You.

17 states with all 3 products: Medicaid, Medicare and Marketplace

Medicaid:	12.7M	30 states
Medicare:	1.0M	28 states
Medicare PDP:	4.0M	50 states
Marketplace:	2.0M	21 states
Other:	3.7M[1]	33 states
Total	**23.4M**	**50 states**


HI
AK
Health plan operations
Medicaid or Medicare
Medicaid and Medicare
Medicare / Medicaid / Marketplace

Source: Company filings
Note: Centene membership data as of 3/31/19, shown pro forma to include in-progress acquisitions expected to commence operations in Iowa and North Carolina (both subject to closing conditions and regulatory approval); WellCare membership as disclosed in the Q1 2019 10-Q and pro forma for acquired AET PDP membership; Medicare Part D available in all 50 states
[1] Includes commercial large and small group

CENTENE Corporation + WellCare Beyond Healthcare. A Better You.

23M+

Combined members across 50 states

~$100B

Combined 2019E revenues[1]

$5B

Combined 2019E EBITDA

WellCare's portfolio of Medicare assets provides Centene with additional Medicare capabilities

Strong shared commitments to local communities

Integration teams focused on provider networks and future risk-based contracting models

Enhances Centene's leadership depth and governance structure

Source: Company filings
Note: All amounts shown reflect estimates
[1] Based on guidance midpoints

CENTENE Corporation + WellCare Beyond Healthcare. A Better You.

Regulatory Discussions

- Federal and State regulatory discussions well underway
- Both companies received a Request for Additional Information and documentary material from the Federal Department of Justice (DOJ)
- Continue to work expeditiously and cooperatively with the DOJ
- All Form A's and Form E's have been filed

Driving Value for Our Stakeholders

CENTENE Corporation + WellCare Beyond Healthcare. A Better You.

Positions Centene well for long-term growth

Solidifies our position as a transformational leader in government services healthcare

Product Revenue Growth

($ IN BILLIONS)

WellCare provides further opportunity for product expansion.


MEDICAID
28% CAGR
$14.3
$49.8
2014
2019(F)¹

- ✓ Successful RFP win rate – 80%
- ✓ Acquisitions


COMMERCIAL
105% CAGR
$0.4
$14.6
2014
2019(F)¹

- ✓ HIM growth through penetration into Medicaid states


MEDICARE
91% CAGR
$0.2
$5.1
2014
2019(F)¹

- ✓ Expansion into Medicaid states
- ✓ Acquisitions


OTHER
17% CAGR
$1.7
$3.7
2014
2019(F)¹

- ✓ Prison contract RFP wins
- ✓ Acquisitions

[1] *Midpoint of guidance range.*

Adjusted EBITDA

($ IN MILLIONS)



5.1x
$3,200 - $3,400
$641
2014
2019 (F)

ADJ. EBITDA AS % OF REVENUE	3.9%	4.5%[1]

- ✓ 39% 5 Year CAGR
- ✓ Expanding profitability
- ✓ Ability to service debt & interest payments
- ✓ $5B of Proforma EBITDA projected in 2019, combined with WellCare

Note: Adjusted EBITDA represents a non-GAAP measure. See Appendix A for reconciliation of non-GAAP measures.

[1] Derived from 2019 guidance mid-points.

Centene's Track Record of Execution and Delivering on Investor Commitments

Significant Revenue and EBITDA Growth



Revenue
CAGR: 38%
$23B
$60B
2015A
2018A
Adj. EBITDA[1]
CAGR: 37%
$1B
$2B
2015A
2018A

Three Strategic Acquisitions

(Ratio of revenues at time of acquisition)



1.3x
$21B
$16B
5.0x
$50B
$10B
2.7x
$71B
$26B
CENTENE Corporation + Health Net
CENTENE Corporation + FIDELIS CARE
CENTENE Corporation + WellCare

Exceptional Track Record…

- ✓ Industry-leading win rate on RFPs
- ✓ Market leading revenue growth
- ✓ Expanding profitability
- ✓ Investing for growth
- ✓ Strategic M&A to achieve scale and grow capabilities and government relationships
  - WellCare acquisition is the next step in continuing to build shareholder value

…All While Delivering on Financial Commitments

- ✓ ***Met or exceeded investor expectations in last 21+ quarters***

[1] Represents non-GAAP measure. See Appendix for reconciliation of non-GAAP measures

Demonstrated Ability to Integrate and Achieve Synergies

CENTENE Corporation + WellCare Beyond Healthcare. A Better You.

$700M+ Est. Run-Rate Net Cost Synergies

Value creation of ~$8.1B based on average forward P/E multiple[1]

Mid-single digit Adjusted EPS accretion by Year 2

Acquisition Track Record

CENTENE Corporation + Health Net

(Announced July 2015)

- Pre-tax synergies: $75M in Year 1, $150M in Year 2
- Adjusted EPS Accretion: >20% in Year 1
- Achieved initial synergy expectations

CENTENE Corporation + FIDELIS CARE

(Announced September 2017)

- Pre-tax synergies: $25M in Y1, $100M in Year 2
- Adjusted EPS Accretion: High single digit in Year 1, low to mid teens in Year 2
- On track to achieve initial synergy expectations

Track record of delivering on financial commitments and achieving deal synergies gives us confidence in our financial outlook

[1] Assumes Centene's one-year average NTM P/E multiple of 15.6x (as of March 26, 2019) applied to $700M estimated run-rate net cost synergies taxed at 26.0%

Significant Value Creation

~$500M of annual estimated net cost synergies by Year 2

Focus on accelerating synergy capture to increase year one accretion

---

Run-rate estimated net cost synergies of ~$700M+

Near-Term Synergies	Long-Term Synergies
• Initial G&A efficiencies • Scale benefits in pharmacy and medical cost management	• Additional G&A synergies • Full systems consolidation • Product expansion in new markets

Leverage


Health Net
FIDELIS CARE
45.0%
43.0%
41.0%
39.0%
37.0%
35.0%
Q1 2016
Q2 2016
Q3 2016
Q4 2016
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019

Strategically manage our balance sheet

Continue to reduce our debt-to-capital ratio

Debt to capital ratio expected to be ~40% upon WellCare closing

Long-term debt to capital ratio expected to be in mid to upper 30%'s

Note: excludes non-recourse mortgage note.

Balance Sheet

($ IN MILLIONS)

	December 31, 2018	March 31, 2019
Cash and investments	$13,480	$14,810
Total assets	30,901	33,569
Debt:		
Senior notes, at par	6,400	6,400
Revolving credit agreement	284	357
Non-recourse debt	120	135
Other debt & cap. leases	(118)	(77)
Total debt	6,686	6,815
Total stockholders' equity	11,013	11,634
Debt to capital ratio[1]	37.4%	36.5%

- ✓ Moody's and S&P ratings affirmed after WellCare transaction announcement; S&P maintained its positive outlook.
- ✓ In May 2019, Centene increased its revolver capacity to $2.0 billion, in anticipation of the WellCare acquisition.

[1] *Excludes non-recourse debt.*

Core Growth Areas in Government Sponsored Healthcare

Core Health Plan M&A

New Products

Organic Market Expansions

CNC	14.7M Members	32 States	$73B Revenue*
CNC + WCG	23.4M Members	50 States	~$100B Revenue*

*2019 projected revenue based on mid-point of guidance

Leader in Government-Sponsored Programs

Membership Overview in Millions



Medicaid: #1
Medicare: #4[1]
Health Insurance Marketplace: #1
23.4
2.0
3.7[2]
5.0
12.7
20.6
14.2
6.4
15.1
5.9
8.7
0.5
10.9
1.6
2.3
7.0
10.4
9.1
1.3
4.7
CENTENE Corporation + WellCare
UNH
HUM
ANTM
CVS
CI
Medicaid
Medicare / Medicare PDP
Other Government
Marketplace[3]

Source: Company filings; CMS

Note: Centene membership data as of 3/31/19; WCG membership data as disclosed in the Q1 2019 10-Q and pro forma for acquired AET PDP membership

[1] Medicare membership includes Medicare Advantage, Medicare Supplement, Special Needs Plans, Duals and Part D Plans

[2] Excludes commercial large and small group

[3] Marketplace membership shown based on public filings as available

Diversification - 10 year lookback

2009: $4.1 Billion | 2019(F): $73.2 Billion[1] | 2019(E): $99 Billion[2]


92%
2%
<1%
6%
68%
20%
7%
5%
67%
15%
14%
4%
Medicaid
Commercial
Medicare
Other

[1] *Midpoint of guidance range.*
[2] *Combined Centene and WellCare. Revenue breakdowns by product are based on 2018*

CENTENE Corporation

WellCare Integration Planning

Michael F. Neidorff, Chairman & CEO

Committed to Successful Integration

Integration Plan

- Established Integration Management Office
- Engaged leading integration consultant
- Conducting cultural assessment
- Integration planning underway

Regulatory

- All Form A's filed – 26 States
- All Form E's filed – 18 states
- Notices or other change of control-related submissions to 28 other agencies
- HSR submission

Dedicated Integration Team

CNC + WCG Executive Steering Committee

CENTENE Corporation | WellCare Beyond Healthcare. A Better You.

Functional Teams

Markets / Products	Provider Network	Operations
Quality / Care Management	HR	IT
Finance	Legal / Compliance	Pharmacy

New Topline Leadership Structure

Post-WellCare Integration



Chairman, President and CEO
NEIDORFF
Communications
HAWN
HR & Admin. Services
BAGLEY
General Counsel
WILLIAMSON
Chief of Staff
HOBBS
Internal Audit, Compliance & Risk Mgmt.
SNYDER*
Strategy, Mergers & Acquisitions
HUNTER
Strategy
Corporate Development
Mergers & Acquisitions
Finance
SCHWANEKE
Accounting
Financial Planning
Actuarial Services
Health Economics
Envolve Specialty
ASHER
Pharmacy Solutions
Benefit Options
PeopleCare
Health Care Enterprises
BENSON
CMG
Interpreta
USMM
Markets & Products
BURDICK
Markets
Marketplace
Medicare
Medicaid
Complex Care
Brand/Marketing
Business Development & International
LAYTON
Business Develop.
International
Medical
YAMAGUCHI
Medical Affairs
Behavioral Health
Medical Mgmt.
Operations
BURKHALTER
Corp. Contracting
Business Ops./ Shared Services
Quality
MSO
Federal & Correctional Svcs.
Technology
BROOKS
Infrastructure
Digitization
IT Solutions
Casenet

*reports directly to audit committee

Board Experience Criteria

	Ayala	Blume	Ditmore	Eppinger	Gephardt	Neidorff	Roberts	Steward	Thompson
Public Company Governance	✓	✓	✓	✓	✓	✓	✓	✓	✓
Healthcare			✓		✓	✓			✓
Service and Insurance Industry	✓	✓	✓	✓	✓	✓	✓	✓	✓
Companies with revenues >$1 billion	✓	✓	✓	✓	✓	✓	✓	✓	✓
Public Accounting		✓		✓			✓		
Community Involvement	✓	✓		✓	✓	✓	✓	✓	✓
Investment Banking					✓	✓			
International	✓			✓	✓	✓	✓	✓	✓
Financial Services				✓			✓		
Technology	✓	✓						✓	
Organizational Development	✓	✓	✓	✓	✓	✓	✓	✓	✓
Political / Regulatory		✓			✓	✓		✓	✓
CEO			✓	✓		✓		✓	✓